Exhibit 99.1

                          TOWER SEMICONDUCTOR ANNOUNCES
                           FIRST QUARTER 2005 RESULTS

                    COMPANY REINVIGORATED BY NEW LEADERSHIP;
  SIGNED A LETTER OF INTENT WITH ITS BANKS FOR UP TO $60 MILLION OF ADDITIONAL
                       FUNDING, HALF TO BE FROM INVESTORS

        Q2 BEGINS WITH NEW CUSTOMER MOMENTUM; TAPE-OUTS EXCEED TOTAL FOR
                               SECOND HALF OF `04


MIGDAL HAEMEK, Israel -- May 26, 2005 -- Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, today announced first quarter results for fiscal year 2005, with revenues of $23.2 million. These revenues are compared with $27.2 million in the first quarter of 2004 and $30.1 million in the fourth quarter of 2004.

The 2005 first quarter loss was $55.3 million, or $0.84 per share. This loss is compared with a loss of $38.5 million, or $0.61 per share, for the first quarter of 2004, and a loss of $23.3 million, or $0.36 per share, in the fourth quarter of 2004, which included $32 million, or $0.49 per share, of net capital gain from the sale of Saifun shares.

Tower expects revenues in the second quarter of 2005 to be in the range of $26 to $28 million, including $8 million from a previously announced technology-related agreement.

Russell Ellwanger, a former senior executive at Applied Materials, was appointed chief executive officer. Ellwanger brings more than 25 years of experience, strategic thinking, management skills and knowledge of the semiconductor industry. His appointment significantly strengthens Tower's senior management team.

The company, some of its shareholders and banks are holding discussions for additional funding to the company in the amount of approximately $60 million. Accordingly, in May 2005, Tower signed a Letter of Intent ("LOI") with its banks, which states that financing in the amount of up to $30 million will be provided by the banks, subject to Tower raising a similar amount from investors. To date, certain shareholders of Tower have informed the company of their willingness to invest $23.5 million towards such funding. The LOI is further subject to reaching a definitive amendment to the agreement with the banks.

Since Q4 2004 the company has seen an increase in new customer engagements, design starts and subsequent new product tape-outs to Fab 2. This trend continues during the first half of 2005 and is expected to yield increased new product revenue in the second half of 2005. During Q1, a lead customer started a 0.13-micron design for a high volume product.

"Despite the apparent short term difficulties in our market, our pipeline of new customers, products and value-added technology projects is encouraging," Ellwanger said. "It is especially encouraging to hear from our customers that the added value in several of these tape-outs is significant, and hence will continue to position Tower as a leading specialty foundry for years to come."

In Q1, Tower's management proactively implemented measures to reduce expenses, cost structure and cash burn. In March, the company announced the completion of a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies.

Tower's exceptional customer and technical support were recognized through an Award of Excellence from ON Semiconductor (NASDAQ: ONNN) for outstanding service and support to its Analog Products Group. In addition, Tower demonstrated benchmark-setting performance in the area of low power FPGAs through its cooperation with QuickLogic (NASDAQ: QUIK).

Tower continues to focus on initiatives discussed in previous financial releases:


1.   DIVERSIFYING CUSTOMER BASE


TOTAL CUSTOMER COUNT                      Q1 2005              Q1 2004
--------------------                      -------              -------

95% of revenue generated by:              25 customers         17 customers
Fab 2 production customers                 6 customers          5 customers
Fab 2 pre-production customers            19 customers          4 customers



2.   CUSTOMER BASE PROFILE


TYPE OF CUSTOMER                          Q1 2005              Q1 2004
----------------                          -------              -------

Fabless                                   76%                  60%
IDM                                       24%                  40%


3.   SALES BY GEOGRAPHY


REGION                                    Q1 2005              Q1 2004
------                                    -------              -------

U.S.                                      77%                  77%
Israel                                     5%                   8%
Pacific Rim (including Japan)             10%                  12%
Europe                                     8%                   3%



4.   DEVELOPING SPECIALIZED TECHNOLOGY OFFERINGS

Tower continues to develop differentiated technologies, utilizing core technical knowledge in embedded NVM, CMOS image sensors, mixed-signal and RF technologies, according to its strategic roadmap.

During the first quarter, Tower increased its CMOS image sensors share of total revenue, as can be seen in the table below. Non-volatile memory is reduced mainly to the inclusion of income related to a Fab2 technology agreement milestone in Q1 2004, as well as inventory reduction activity by certain NVM customers and pricing pressures in the stand-alone Flash market.

TECHNOLOGY SEGMENT CONSOLIDATED           Q1 2005              Q1 2004
-------------------------------           -------              -------

Core CMOS                                 69%                  63%
Non Volatile memory                        8%                  17%
CMOS imager sensors                       11%                   4%
Mixed Signal                              12%                  17%
FAB1
Core CMOS                                 36%                  39%
Non Volatile memory                       18%                  22%
CMOS imager sensors                       20%                   7%
Mixed Signal                              26%                  32%
FAB2
Core CMOS                                 92%                  85%
Non Volatile memory                        1%                  13%
CMOS imager sensors                        5%                   0%
Mixed Signal                               2%                   2%


The company made progress in 0.13u technology, running initial shuttle with customers test chips and many IP blocks. Tower expects that production ramp will start during the last quarter of 2005 and will increase significantly in 2006.


5.   DIVERSIFYING REVENUES BY MARKET SEGMENT

Tower maintains its market segment diversification.


INDUSTRY SEGMENT                          Q1 2005              Q1 2004
----------------                          -------              -------

Consumer                                  48%                  37%
Communication                             18%                  18%
PC                                         2%                  16%
Industrial, medical and automotive        12%                   7%
Multi market and others                   20%                  22%



                                      *****


Tower will host a conference call to discuss these results on May 26, at 11a.m. Eastern time/6 p.m. Israel time. To participate, call 1-800-406-5345 (U.S. toll-free number) or 1-913-981-5571 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally 03-925-5910. The conference call will also be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 2 p.m. Eastern time on the day of the call.

ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.


SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO OPERATE THE COMPANY AND TO COMPLETE THE FAB 2 PROJECT, INCLUDING IN THE EVENT THAT THE LETTER OF INTENT SIGNED WITH THE BANKS IN MAY 2005 WILL NOT MATERIALIZE INTO A DEFINITIVE AMENDMENT TO THE FACILITY AGREEMENT (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS,
(IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES WHICH IS CRITICAL IN ORDER TO COVER THE HIGH LEVEL OF FIXED COSTS ASSOCIATED WITH OPERATING A FOUNDRY, (V) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT AND THE MATERIALIZATION OF THE LETTER OF INTENT SIGNED WITH THE BANKS IN MAY 2005 INTO A DEFINITIVE AMENDMENT TO THE FACILITY AGREEMENT (VI) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND OR TO EXPAND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (VIII) ATTRACTING ADDITIONAL CUSTOMERS, (IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (X) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XI) COMPETING EFFECTIVELY, (XII) OUR LARGE AMOUNT OF DEBT, (XIII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES,
(XIV) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, (XV) BUSINESS INTERRUPTION DUE TO EARTHQUAKES, TERROR ATTACKS AND OTHER ACTS OF GOD.

A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.

CONTACT:

     Tower Semiconductor USA
     Michael Axelrod, +1 408 330 6871
     pr@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

           or

     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
     sheldon@fusionir.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)


                                                                    MARCH 31,   DECEMBER 31,
                                                                    ---------    ---------
                                                                       2005        2004
                                                                    ---------    ---------

A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                  $  34,507    $  27,664
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS      17,614       53,793
         TRADE ACCOUNTS RECEIVABLE                                     12,141       19,286
         OTHER RECEIVABLES                                              9,430       11,365
         INVENTORIES                                                   21,624       25,669
         OTHER CURRENT ASSETS                                             861        1,818
                                                                    ---------    ---------
            TOTAL CURRENT ASSETS                                       96,177      139,595
                                                                    ---------    ---------

     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR FAB 2 OPERATIONS                             5,071        5,134
         OTHER LONG-TERM INVESTMENT                                         -            -
                                                                    ---------    ---------
                                                                        5,071        5,134
                                                                    ---------    ---------

     PROPERTY AND EQUIPMENT, NET                                      587,707      609,296
                                                                    ---------    ---------

     OTHER ASSETS, NET                                                 92,478       93,483
                                                                    =========    =========

                TOTAL ASSETS                                        $ 781,433    $ 847,508
                                                                    =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         TRADE ACCOUNTS PAYABLE                                     $  53,249    $  65,326
         CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                   6,575            -
         OTHER CURRENT LIABILITIES                                      9,625       10,678
                                                                    ---------    ---------
                TOTAL CURRENT LIABILITIES                              69,449       76,004

     LONG-TERM DEBT                                                   497,000      497,000

     CONVERTIBLE DEBENTURES                                            19,724       26,651

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                       63,326       64,428

     OTHER LONG-TERM LIABILITIES                                       19,274       15,445
                                                                    ---------    ---------
                TOTAL LIABILITIES                                     668,773      679,528
                                                                    ---------    ---------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES                                               16,274       16,274
         ADDITIONAL PAID-IN CAPITAL                                   517,476      517,476
         SHAREHOLDER RECEIVABLES                                          (26)         (26)
         ACCUMULATED DEFICIT                                         (411,992)    (356,672)
                                                                    ---------    ---------
                                                                      121,732      177,052
         TREASURY STOCK, AT COST                                       (9,072)      (9,072)
                                                                    ---------    ---------
                TOTAL SHAREHOLDERS' EQUITY                            112,660      167,980
                                                                    =========    =========

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 781,433    $ 847,508
                                                                    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                              THREE MONTHS ENDED
                                                   MARCH 31,
                                             --------------------

                                               2005        2004
                                             --------    --------


SALES                                        $ 23,167    $ 27,247

COST OF SALES                                  61,214      50,149
                                             --------    --------

        GROSS LOSS                            (38,047)    (22,902)
                                             --------    --------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   4,763       3,505
     MARKETING, GENERAL AND ADMINISTRATIVE      4,528       5,591
                                             --------    --------

                                                9,291       9,096
                                             ========    ========


        OPERATING LOSS                        (47,338)    (31,998)

FINANCING EXPENSE, NET                         (8,175)     (6,531)

OTHER INCOME, NET                                 193          38
                                             --------    --------

               LOSS FOR THE PERIOD           $(55,320)   $(38,491)
                                             ========    ========




BASIC LOSS PER ORDINARY SHARE

     Loss per share                          $  (0.84)   $  (0.61)
                                             ========    ========

     LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                $(55,320)   $(38,484)
                                             ========    ========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS      65,700      63,026
                                             ========    ========

(*) Basic and diluted loss per share in accordance with U.S. GAAP would be $(0.84) for the three months ended March 31, 2005 and $(0.62) for the three months ended March 31, 2004.